Exhibit 99.1
                                                                    ------------


                               Given Imaging Ltd.

                  International Conference on Capsule Endoscopy
                       Consensus Findings Conference Call

                                  March 8, 2005


Operator: Good day and welcome ladies and gentlemen to this Given Imaging conference call. At this time, I'd like to inform you that all participants are in a listen-only mode.

          Before we begin, I'd like to read the following regarding forward-looking statements. During the course of this conference call, participants may make projections, or other forward-looking statements, including the results of clinical trials and future uses of the PillCam Endoscope. We wish to caution you that such statements reflect expectations, and that actual events or outcomes may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's Annual Report on Form 20-F, filed June 17th, 2004.

          At the request of the company, we will open the conference for questions and answers after the presentation.

          I'll now turn the conference over to Mark Gilreath, Corporate Vice President of Marketing Strategies.

Mark Gilreath: Thank you. Good morning. Today we're concluding the fourth meeting of the International Conference on Capsule Endoscopy in Miami, Florida.

          Over the next hour, we'll review the highlights of the meeting, and the conversation will remain focused on clinical topics. Following the call, our physician guests will be pleased to take your questions.

          I'm pleased to join you today with three very special guests. Dr. Glenn Eisen, Clinical Director of Gastroenterology at the Oregon Health Sciences University in Portland, Oregon; Dr. Peter Legnani, from the GI Division at Mount Sinai Medical Center in New York; and Dr. Friedrich Hagenmuller, a past President of the European Society for Gastrointestinal Endoscopy, and the Head of Gastroenterology at the Altona Hospital in Hamburg, Germany.

          The ICCE meeting included more than 500 participants this week, covering 117 clinical abstracts on a variety of topics. Today our guests will review the consensus statements of the panel experts within four categories, including esophageal imaging, inflammatory bowel disease, celiac disease, and gastrointestinal bleeding.

          We're going to start the call today with Dr. Glenn Eisen on the topic of esophageal imaging. Dr. Eisen, can you wrap up the consensus for us?

Glenn Eisen: Sure. Thank you Mark, and good morning everyone. I'd like to discuss the data that's accumulated as far as PillCam ESO just prior to this trial, during this trial, and then a consensus statement that has been developed by experts in the field of esophageal disease.

          Just to get everyone up to speed, at last year's ICCE meeting, Dr. Eliakim presented a pilot study, which showed that in 17 patients the capsule was comparable to upper endoscopy in evaluating esophageal pathologies such as mucosal esophagitis and Barrett's Esophagus. This paper was subsequently published in "Alimentary Pharmacology and Therapeutics."

          Subsequent to that, there have been a second trial with many more patients, 106 individuals, and this study confirmed that the test characteristics, including sensitivity, specificity, positive and negative predictive value, as compared to upper endoscopy, were all greater than 90 percent in patients with both -- either Barrett's Esophagus or mucosal disease of the esophagus.

          What's transpired since then is five abstracts have been presented at this meeting, currently over the weekend and yesterday, three in oral form and two as poster presentations. Dr. Lin from Virginia Mason's group in Seattle, Washington, presented the preliminary results of a trial that ultimately will include 100 patients. They are looking to confirm the data that's been seen in the two Eliakim trials, and the data thus far looks promising, but they've only enrolled 30 patients. So, it's somewhat premature to go over the specifics of the data, but it is well tolerated, and the test characteristics approach upper endoscopy, which is significant.

          A second abstract that was presented was by Dr. Koslowsky's group, which has essentially confirmed that the transition from a four picture capture per second to 14 picture capture per second significantly improves the sensitivity and specificity of the PillCam ESO. This is important because generally the esophagus is only seen for between 30 seconds to a few minutes, but it has been shown in all of the trials that have been presented, even at up to 20 seconds you can get an adequate view of the -- of the capsule, which approaches, if not equals, upper endoscopy, which is currently the gold standard. And in all of the studies that have been presented, the capsule's been well tolerated and been preferable for patients.

          Currently there are -- there is a cost effectiveness analysis looking at the assessment of how capsule endoscopy fits in the paradigm of screening patients for both Barrett's Esophagus and reflux esophagitis. The consensus group, which met over the weekend and presented their findings yesterday, felt strongly that capsule will have a role in evaluating patients who have chronic reflux who have not responded to therapy, and that it can be considered as an alternative for screening for Barrett's esophagus. Further trials are anticipated, and I think, if anything, the data is only going to get -- be getting stronger. Although it's quite strong at this point.

          Another abstract that was presented this week was one that I presented myself on screening in patients with chronic liver disease for esophageal varices and portal hypertensive gastropathy. The reason that this is potentially a major problem is because patients who have esophageal varices and signs of portal hypertension frequently can bleed from these lesions, and the mortality from their first episode of bleeding is greater than 20 percent. More than one in five will die the first time they have this performed -- the first time it happens.

          Capsule endoscopy, from the paradigm that we've seen develop over the last year, appear to be a potentially very good noninvasive alternative to upper endoscopy, where patients who are relatively fit could avoid sedation, would they're much more likely be to accept this procedure, and because we have adequate -- actually very good treatment modalities for these varices, such as medical therapy or band ligation, could be stratified based on the capsule reading.

          The pilot study was a proof of principle study, and 32 patients were enrolled. The data were extremely encouraging. Twenty-three patients had esophageal varices as detected by upper endoscopy. All 23 were detected by capsule endoscopy. And just as importantly, there was not uniform, but close to uniform agreement on the grade of varices.

          The reason this is important is because varices, these dilated veins that develop in the esophagus, as they grow larger, that increases the risk of bleeding. And we know that patients who have medium to large varices require treatment. All of the patients tolerated this procedure very well, and the capsule was equally effective in detecting portal hypertensive gastropathy, which is another risk factor for bleeding.

          Clearly this is our initial experience in this area, but it's very promising, and we have already planned to start in relatively quick succession a large multi-center international trial approaching 300 patients to verify that this is a good modality. The consensus group felt strongly that potentially capsule endoscopy could replace upper endoscopy in screening of these patients, because they are at risk for complications of the endoscopy itself, and the capsule, because of its excellent test characteristics, should be adequate in determining which of these patients need therapy.

          I think that more or less covers what was presented at this meeting.

Mark Gilreath: Very good. Thank you Dr. Eisen. We're going to transition now to cover the topics of inflammatory bowel disease and celiac disease. And Dr. Legnani has those results for us.

Peter Legnani: Thank you. There were 13 abstracts presented at this meeting using capsule endoscopy in evaluation or monitoring of inflammatory bowel disease. The first and most interesting abstract was presented by Dr. Debinski of the group from Australia, evaluating the effect of capsule endoscopy on monitoring mucosal healing in Crohn's disease patients who have been treated with infliximab. Mucosal healing is becoming an increasingly looked at endpoint for studies both in the pharma industry and clinically.

          I In the Accent trials, patients who had undergone mucosal healing defined as healing on colonoscopy, had a significantly longer incidence of treatment-induced remission than patients who either had partial or no mucosal healing. Thirty percent of patients with Crohn's disease have isolated small bowel involvement. So, Dr. Debinski's group evaluated 10 patients as part of an ongoing study evaluating capsule endoscopy in patients before, and then 10 weeks after, two successive treatments of infliximab.

          They also applied a new capsule endoscopy scoring index that was presented at last year's DDW by Dr. Lewis. What they found was that the capsule disease endoscopy index correlated very well pre- and post-infusions of infliximab with the CDAI, IBDQ, and clinical mucosal healing. This is a preliminary study, but it is extremely exciting in that the -- this is really the only modality that is currently available to evaluate mucosal healing. The consensus group was impressed by this study and feels that this is an avenue for significant further investigation in Crohn's disease.

          A second important paper was presented by Dr. Leighton from the Mayo Scottsdale group comparing the yield of capsule endoscopy compared to other modalities in patients with non-stricturing small bowel Crohn's disease. He performed a meta-analysis of published papers involving prospective studies comparing capsule endoscopy versus other diagnostic modalities.

          Compared to traditional small bowel radiography, which is the -- currently the most accepted means for evaluating small bowel Crohn's disease, capsule endoscopy provided a incremental yield, which is additional diagnosis on top of the comparative study of approximately 37 percent. That is clinically very significant in that three additional patients would be needed to be evaluated to obtain one additional diagnosis with capsule endoscopy that small bowel series would not have attained.

          Compared to standard colonoscopy with ileal intubation, the incremental yield was 17 percent. And other techniques, including CT enterography and MR enterography were evaluated with similar results, but the overall studies are -- there's only two studies in each group. So, a comment on that is really reserved.

          The consensus panel currently recommended a 2005 use of capsule endoscopy in the following patients. In patients with suspected Crohn's disease, their algorithm was to first perform colonoscopy with ileal intubation, and/or small bowel imaging, either with small bowel radiography, or CT enterography or enteroclysis where available. In patients who have suspected Crohn's disease in which either or both exams are normal, they would then proceed with capsule endoscopy in those patients.

          I think what ...

Glenn Eisen: Dr. Legnani, I don't want to interrupt, but I have a question for you. How do you think this mucosal healing index could be potentially utilized by pharmaceutical companies as an objective endpoint in clinical trials?

Peter Legnani: I think that the most beneficial way that this would be implemented will be in studies either using novel pharmaceutical agents, such as leukine, et cetera, that are looking at patients with isolated small bowel disease to -- as both one, a hard endpoint for mucosal healing, and two, to assess the clinical effect if it is similar to, or possibly greater than the effect that is seen in patients with -- treated with infliximab for colonic healing. The data in the Accent trials was very significant, and remarkably striking. Again, it was a sub-group evaluation, but it is something that has engendered a significant amount interest in the IBD community.

          We'll move on to celiac disease, and there were two significant papers presented in the use of capsule endoscopy in evaluating celiac disease. The first, presented by Dr. de Franchis, involving a multi-center international study evaluating video capsule endoscopy for the diagnosis of celiac disease. This is an initial report of approximately 30 patients. A total of 25 patients were evaluated who had positive serologic evaluations who then both underwent endoscopy with small bowel biopsy and video capsule endoscopy.

          Importantly, the readers of both the endoscopy with biopsy and capsule endoscopy were blinded to the effect of the other diagnostic test. What they found was that capsule endoscopy identified findings of celiac disease in 18 patients. This was correlated by histologic findings in 17 of the 18 patients for a sensitivity and positive predictive value of 95 percent.

          One of the interesting findings from this study was in the false negative finding in capsule endoscopy, was a patient who had a condition called dermatitis herpetiformis, which is highly associated with celiac disease. The investigators further performed biopsies that confirmed biopsies -- confirmed histologically that this was dermatitis herpetiformis, and further evaluated the capsule endoscopy and endoscopic findings.

          Celiac disease is a patchy disease, both endoscopically and histologically. And in capsule endoscopy the scalloping was noted to be very patchy. I think that this false negative -- or false positive finding in capsule endoscopy was really a true positive, that both clinically and histologically the patient did have celiac disease based on this dermatologic condition that is highly associated with celiac disease. This is really the first good prospective study in which celiac disease is being compared directly with histology, and the ongoing findings of this study are greatly anticipated.

          Furthermore, Dr. Krauss from Germany leading a multi-center trial looking at patients with celiac disease with ongoing symptoms on a gluten-free trial -- gluten-free diet, I'm sorry -- reported the first results in an ongoing trial of prospective blinded comparison between capsule endoscopy again versus endoscopy and small bowel biopsy. They had 43 patients with known celiac disease and persistent symptoms, and compared them with 16 patients with recently diagnosed celiac disease who were not on a gluten-free diet.

          They noted a good correlation between capsule endoscopy and proximal histologic findings. In 32 of the -- of the 43 patients with persistent symptoms on a gluten-free diet, there were abnormal findings on capsule endoscopy suggestive of continued mucosal alterations with blunting and villous atrophy. The correlation between the histology and capsule endoscopy were good. And they feel, based on the findings on this -- on this initial report that capsule endoscopy can be used in patients who have ongoing symptoms on a gluten-free diet.

          The consensus group issued the following recommendation based on this. They feel that capsule endoscopy should be used in patients who are on a established gluten-free diet who have alarm symptoms, either ongoing weight loss, progressive anemia, or significant abdominal pain, in which endoscopic evaluation and strict gluten-free diet observance has been observed.

          They also feel that in patients who have suspected celiac disease, based on positive serologic findings, who do not elect to undergo endoscopic evaluation, that video capsule endoscopy should be considered as a alternative test in that physicians with awareness of the findings on video capsule endoscopy could then accurately diagnose celiac disease.

          That's the end of those two presentations.

Mark Gilreath: Very good. And thank you Dr. Legnani. We're going to transition now to the topic of GI bleeding, and turn this over to Dr. Hagenmuller.

Friedrich Hagenmuller: Thank you very much. My colleagues just gave you very detailed medical information. I think I will stay a little more on the surface, and we can go into depth later on during question and answers. Coming from Europe I have been very impressed by the attendance of more than 500 people here, by the quality of this international conference.

          Concerning my topic, gastrointestinal bleeding, gastrointestinal bleeding is the, I think we can say now, the classical indication for capsule endoscopy, which has been accepted throughout the world by all of the scientific societies up until now in their guidelines, anywhere is consensus that this is the classical first-line indication after negative classic conventional endoscopy of the upper and lower gastrointestinal tract, the next step is capsule endoscopy. This has been accepted throughout U.S. and Europe.

          This has been stabilized by a study, which was presented by Dr. Leighton from the Mayo Clinic in Scottsdale who has performed a meta-analysis extracting the data from 14 studies, which compares capsule endoscopy for the diagnosis of GI bleeding with any other methods, like conventional so-called push enteroscopy, x-ray methods, CT scan, magnetic resonance, and so on. And here again has in this overview confirmed that there's no doubt that capsule endoscopy is the superior method to detect bleeding in the GI tract, especially in the small bowel.

          It also has -- we have heard 16 lectures on GI bleeding, and it has been confirmed again that there's a surprisingly high number of tumors of the small bowel when patients come for blood loss. And this range is between six percent and nine percent, and one study has shown that almost 40 percent of these patients can be operated, on a radical way, which is a very high rate compared to historical information.

          We have also learned more -- from more recent studies about clinical outcome of these patients, showing -- and these were confirmed from U.S. studies and European studies as well, that the diagnosis of gastrointestinal bleeding with capsule endoscopy results in one-half to three-thirds of therapeutical consequence, and influences the long-term outcome in the sense that the patients have less improved their anemia, need less hospitalization later on, and need less blood transfusions.

          And there's an unequivocal consensus that the influence on the clinical outcome in other rational clinical pathways has been influenced by the use of capsule endoscopy in a very marked way. And one study from Berlin by Professors Riemann and Schulz showed a death rate after very radical diagnostic and therapeutic workup of these patients, which seems to be much lower compared to historical experience.

          And the consensus text of these experts who are dealing with GI bleeding says that capsule endoscopy should be part of the initial investigation in patients with bleeding from the GI tract, and there is substantial evidence for the efficacy and safety of this procedure. And the other consensus summary is these patients, the early use of capsule endoscopy would lead to earlier diagnosis, which could positively influence the course of the disease, and would also result in a gain of quality of life. That was the consensus text, which I just read now.

          And I'd like to mention two other short little chapters, which were presented some surprise for the attendees. Dr. Morris from England drew the attention to the fact that not only patients with blood loss from the gastrointestinal tract, but also patients who come with iron deficiency anemia, benefit from capsule endoscopy diagnosis. Iron deficiency anemia in contrast to obscure gastrointestinal bleeding, means that the patient has a deficient -- has a lack of iron and hemoglobin in the body, which cannot be attributed to blood loss from the GI tract.

          That means that it also could include people with vegetarian diet, or people -- or female persons with very strong menstruation blood loss, and things like that. So, that's a very large group, which obviously also shows a significant number of lesions in the small bowel when we diagnose them with capsule endoscopy. And a spontaneous questioning of the 500 attendees during the conference showed that about 50 percent of the doctors accept this as a -- as a new indication for the use of capsule endoscopy. And which was rather surprising.

          And another new field, which seems to open for diagnosis by capsule endoscopy is the large number of persons who consume non-steroidal drugs for pain -- as painkillers for rheumatoid or other pain types. This is a very large number of people, and we just now -- this year two peer reviewed publications by Graham from Texas and Goldstein have shown that in this group of patients more than 50 percent of NSAID -- as we call these drugs -- users show far more than 50 percent of lesions in the small bowel, because there is -- these drugs damage the mucosa of the small bowel.

          And we have to consider that the rate of deaths from NSAID side effects is estimated to be 3,000 people per year. So, this might indicate a new rather large group of patients where the application of capsule endoscopy could become very important.

Mark Gilreath: Thank you -- thank you Dr. Hagenmuller. Would you like to comment further on the data that we received on small bowel tumors today from the other presentations?

Friedrich Hagenmuller: Well, as I mentioned, when patients come for gastrointestinal blood loss the rate of tumors which we find is surprisingly high, going up to nine percent, and we have seen from therapeutic studies from Australia, from Dr. Selby, who showed that when we detect tumors in the small bowel with a capsule, then about 40 percent of patients can be operated surgically in the radical; with a radical result, which is a very positive result because in former times these tumors have been detected at very, very late stages. So, it seems that the capsule helps to detect these tumors at earlier stages.

Mark Gilreath: Thank you again. I would like to thank Dr. Eisen, Legnani, and Hagenmuller, all three. And much of this data is reflected at the clinical Website of capsuleendoscopy.org. And now I think we should turn this over to questions.

Operator:OK. And at this time if you'd like to ask a question, please press star one on your touch-tone phone. Again, that is star one on your touch-tone phone. We'll pause a moment to gather questions.

          It appears we have no questions at this time. I'm sorry -- someone just queued up. Denise Steele of Greenville Capital.

Denise Steele: Hi. I'm not sure who to address the question to -- possibly Dr.
     Hagenmuller. I heard you mentioned, and I just wanted to confirm, that you were suggesting using capsule endoscopy as a first-line treatment after negative upper and lower endoscopy, and I wondered what the criteria would be for using capsule endoscopy as first-line ahead of either upper or lower endoscopy?

Friedrich Hagenmuller: This is very well defined. Blood loss from the GI tract is defined as overt when the patient sees blood coming out on the perianal route, or if tests for occult blood presence in the stool is positive. That is what we call a gastrointestinal bleeding. It can be obscure or overt. And in these cases standard is to perform conventional endoscopy of the esophagus, stomach, and duodenum, and of the colon. And if this is negative, we conclude that the source must be located in the small bowel, and then capsule endoscopy is used as the next step. This is now accepted by all the scientific societies.

Denise Steele: OK. Thank you.

Operator: Again, that is star one if you'd like to ask a question today. That's star one. We'll go next to Lee Brown of Merrill Lynch.

Lee Brown: Hi. Good morning. How are you?

Mark Gilreath: Good morning Lee.

Lee Brown: I just want to ask about the potential indication -- the reference to anemia, and the reduction in hospital times, and blood transfusions. Can you just go back over your discussion on that? It seems like you're referring to expanding indications. I just want to get a better sense of how realistic those are for the different types.

Mark Gilreath: I think it would be helpful to have the European and the U.S.
     view on this. I think maybe Dr. Hagenmuller continued on this line of thought, and then Dr. Eisen also has significant experience in this area as well.

Friedrich Hagenmuller: Well, we refer to at least five studies partially published in peer review journals. One of the most important studies coming from Europe from Dr. Pennazio from Rome, who showed that in overt blood loss from the GI tract the positive diagnostic accuracy is much higher when we use the capsule immediately. The shorter the interval between the clinical event and the use of the capsule, the higher the diagnostic accuracy is. So, the consequence is to please use the capsule as early as possible in such situations.

          He also showed that in these patients the therapeutic consequence for the patient is over -- ranges over 85 percent, which influences the clinical pathway in a very rational and economic way. The other reference, which is one of the most important, is from Dr. Carey from the U.S., having showed these shortenings of hospitalization in the further course of these patients, and decrease of the use of blood transfusions.

Glenn Eisen: I would concur with Dr. Hagenmuller. The Carey study is very important. It involved over 250 patients from the Mayo clinic. And it answers all the salient endpoint -- clinical endpoints you've been discussing.

          Generally at this point they're not randomized clinical trials using the capsule, and because it's been adopted clinically I think those would be impossible, and potentially unethical. But short of that, the patients who have recurrent obscure bleeding, the way we measure their adverse outcomes are by how often they're hospitalized, their blood transfusion requirement, and other adverse events that happen to them.

          What we've found in all of these studies, there's uniform agreement essentially at this point, although the numbers slightly differ from series to series, is that these important clinical outcomes are improved in patients who subsequently get a capsule. In other words, if you look at the length of stay of hospitalization in the ensuing year after they have a capsule, as compared to the year before, it is shorter. The transfusion requirement is less. The patients are less likely to need an operative intervention.

          And as an aside, on a clinical note, at OHSU where I work, we now frequently utilize the capsule in inpatients who come in with gastrointestinal bleeding. And as Dr. Hagenmuller has suggested, which I think is completely appropriate, when someone comes in with overt bleeding, and we're not sure of the source, we generally do an upper endoscopy and a colonoscopy. But prior to sending these patients out, or prior to sending them to surgery, we are now doing a capsule essentially the next day, as soon as we can, because this will expedite their discharge from the hospital, and also will facilitate an accurate diagnosis, and potentially some remedial therapy.

          I hope that answers your question.

Lee Brown: Sure. Let me just review. So, the bottom line is, the studies just reinforce the view that capsule endoscopy should be used more readily? It basically reinforces the idea of greater uptake among the physician community?

Glenn Eisen: I would agree with that.

Lee  Brown: OK. Thank you.

Operator: Again if you'd like to ask a question today, please press star one on your touch-tone phone. We'll pause a few moments to give everyone an opportunity.

          And it appears there are no further questions today.

Mark Gilreath: Very good. We'd like to say a special thank you to our three guests. And it's a -- it's a very exciting time as we conclude the fourth ICCE. And we look forward to the fifth ICCE, once again returning to Miami in 2006. And I hope to see some of you there. Thank you.

Operator: This does conclude today's conference. You may disconnect at this time.

                                       END